MR

14045919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2014 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135TH STREET, STE 100
(No. and Street)

LEAWOOD	KANSAS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. MEIER (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PLACE, SUITE 204	WESTWOOD	KANSAS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of KS
County of Johnson

FAS Corp.
By [signature]
Signature

VICE PRESIDENT AND PRINCIPAL
Title

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2017
STATE OF KANSAS

Jo Ellen Byron
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control required by the SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

FAS CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and
supplementary report on the internal control
structure bound separately has been filed with
the Securities and Exchange Commission
simultaneously herewith as a public document.

FAS CORP.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
FAS Corp.
Leawood, Kansas

Report on the Financial Statements

We have audited the accompanying financial statements of

FAS Corp.

which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 to 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mueller Prost Hanrahan Hatley PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 21, 2014

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$ 109,782	$ 136,724
Commisions receivable	414,703	239,207
Prepaid expenses	10,609	3,010
TOTAL ASSETS	$ 535,094	$ 378,941
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 380,993	$ 194,323
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, for 2013, 10,000 shares issued and outstanding; for 2012, 9,355 shares issued and outstanding excluding treasury stock below	10,000	10,000
Additional Paid in Capital	6,967	-
Treasury Stock, 645 shares, at cost (2012)	-	(7,713)
Retained earnings	137,134	182,331
TOTAL STOCKHOLDERS' EQUITY	154,101	184,618
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 535,094	$ 378,941

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF INCOME
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Commission income	$ 7,329,538	$ 8,892,458
Interest income	-	62
Total Revenues	7,329,538	8,892,520
OPERATING EXPENSES		
Commission expense	6,318,291	7,758,211
Management fees	486,262	542,789
Overhead reimbursement	283,138	283,138
Other expenses	69,466	66,165
TOTAL OPERATING EXPENSES	7,157,157	8,650,303
NET INCOME	$ 172,381	$ 242,217

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Treasury Stock		Retained	Total Stockholders'
	Shares	Dollars	Shares	Dollars	Earnings	Equity
Balance at January 1, 2012	10,000	$ 10,000	-	$ -	$ 125,114	$ 135,114
Treasury Stock acquisition in 2012			(645)	(7,713)	-	(7,713)
Net income for 2012					242,217	242,217
Distributions to stockholders in 2012					(185,000)	(185,000)
Balance at December 31, 2012	10,000	10,000	(645)	(7,713)	182,331	184,618
Treasury stock (acquisition)/sale in 2013			645	7,713	-	7,713
Additional Paid in Capital in 2013				6,967	-	6,967
Net income for 2013					172,381	172,381
Distributions to stockholders in 2013					(217,578)	(217,578)
Balance at December 31, 2013	10,000	$ 10,000	-	$ 6,967	$ 137,134	$ 154,101

The accompanying notes are an integral part of these financial statements.

FAS CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities		
Net Income	$ 172,381	$ 242,217
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Commissions Receivable	(175,496)	334,645
Prepaid Expenses	(7,599)	18,296
Accounts Payable	186,670	(279,290)
Total Adjustments	3,575	73,651
Net Cash Provided by Operating Activities	175,956	315,868
Cash Flows From Financing Activities		
Proceeds from (outlays for) treasury stock	14,680	(7,713)
Distributions to stockholders	(217,578)	(185,000)
Net Cash Used In Financing Activities	(202,898)	(192,713)
Net Increase (Decrease) in Cash	(26,942)	123,155
Cash, Beginning of Year	136,724	13,569
Cash, End of Year	$ 109,782	$ 136,724

The accompanying notes are an integral part of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2013 three payors were the source of 54.6% of commissions revenue earned by the Company, and three independent representative groups received 91.8% of commissions expense paid by the Company.

Subsequent Events

Subsequent events have been evaluated through February 21, 2014, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commisions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Prior to 2012, the Company filed consolidated S corporation income returns with its parent. Under its S election, individual stockholders of the parent (before 2012) and/or the Company (after 2011) report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2013, 2012, 2011, and 2010 remain open as of February 21, 2014, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and management is unaware of any unlikely tax positions, with the result that none are reported.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company reported net capital of $143,492 and $181,608.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company paid an overhead reimbursement expense of $283,138. The Company pays rent to a related party, M3 Development Company , rent expense for 2013 was $56,100. Under the terms of the agreement in effect for 2012 the Company paid overhead reimbursement expense of $283,138 and rent expense of $54,000.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc.(a related Party) whereby the Company pays a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2013 and 2012, the Company incurred management fees of $486,262 and $542,789, respectively. At December 31, 2013 and 2012, the Company owed management fees payable of $85,968 and $81,333, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2013, and as of December 31, 2013, and for the period through and including February 21, 2014, the Company was not aware of any such material chargeback claims outstanding.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company reported net capital of $143,492 and $181,608.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company paid an overhead reimbursement expense of $283,138. The Company pays rent to a related party, M3 Development Company , rent expense for 2013 was $56,100. Under the terms of the agreement in effect for 2012 the Company paid overhead reimbursement expense of $283,138 and rent expense of $54,000.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc.(a related Party) whereby the Company pays a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2013 and 2012, the Company incurred management fees of $486,262 and $542,789, respectively. At December 31, 2013 and 2012, the Company owed management fees payable of $85,968 and $81,333, respectively.

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2013, and as of December 31, 2013, and for the period through and including February 21, 2014, the Company was not aware of any such material chargeback claims outstanding.

SUPPLEMENTARY INFORMATION

FAS CORP.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Stockholder's Equity	$ 154,101	$ 184,618
Deductions and/or charges:		
A. Nonallowable assets		
Prepaid expenses	10,609	3,010
Other deductions and charges	-	-
	10,609	3,010
Net Capital Before Haircuts on Securities Positions	143,492	181,608
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock	-	-
Net Capital	$ 143,492	$ 181,608
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable	$ 380,993	$ 194,323
Total Aggregate Indebtedness	$ 380,993	$ 194,323
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Required	$ 25,400	$ 12,955
Excess Net Capital	$ 118,092	$ 168,653
Net Capital Less 120% of Requirement	$ 105,393	$ 162,176
Ratio: Aggregate Indebtedness to Net Capital	2.66 to	1.07 to 1

FAS CORP.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company operated under the exemptive provisions of paragraph (k)(1) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2013 and 2012.

FAS CORP.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2013 and 2012.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FAS Corp.

In planning and performing our audits of the financial statements of FAS Corp., as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FAS Corp., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 21, 2014